Snow Lake Completes Acquisition of Global Uranium and Enrichment Limited

Acquisition advances Snow Lake's strategic objective to establish a nuclear fuel cycle company

Winnipeg, Manitoba, February 13, 2026 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a nuclear fuel cycle company, announces that it has successfully completed the acquisition (the "Acquisition") of Global Uranium and Enrichment Limited ("GUE").  The Acquisition significantly expands Snow Lake's uranium assets and investments, and advances its strategy to develop nuclear fuel cycle capabilities in the U.S.

The Acquisition consolidates within Snow Lake:

  A portfolio of U.S. uranium exploration and development projects containing substantial existing uranium mineral resources with significant exploration and expansion potential

  A cornerstone shareholding in Ubaryon, developing next generation uranium enrichment technology

  Strategic exposure to small modular reactor ("SMR") development and deployment through Kadmos Energy

Together, these assets and investments position Snow Lake to develop capabilities across the nuclear fuel cycle, including uranium mining and milling, enrichment, and SMRs.

"We believe the combination of Snow Lake and GUE materially advances our long-term strategy to develop capabilities across the nuclear fuel cycle," said Frank Wheatley, CEO of Snow Lake. "The combined group's increased scale consolidates the Pine Ridge uranium project in Wyoming, brings in uranium projects in Colorado, and provides broader exposure to uranium enrichment and SMRs.

Given the U.S. Administration's favorable policies on the nuclear fuel cycle, with a focus on rebuilding the nuclear industrial base, we believe Snow Lake is well-positioned to play an important role in supporting U.S. energy security while delivering long-term shareholder value. Finally, we welcome all GUE shareholders as new Snow Lake shareholders as we look forward to developing our capabilities across the nuclear fuel cycle," Mr. Wheatley concluded.

Following the completion of the Acquisition, Snow Lake will focus on the following key strategic initiatives during 2026:

  Advancing the path to development across multiple U.S. uranium exploration and development projects

  Supporting Ubaryon in progressing development of its uranium enrichment technology

  Assisting Kadmos Energy in advancing deployment of its SMRs

  Evaluating additional opportunities to expand capabilities across the nuclear fuel cycle

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd. is developing a U.S. focused front-end nuclear fuel cycle company through a portfolio of U.S. uranium exploration and development projects, together with interests in next-generation uranium enrichment and small modular reactors.  The Pine Ridge uranium project is an exploration-stage project located in Wyoming, and the Tallahassee uranium project is a development-stage project located in Colorado.  In addition, Snow Lake holds a portfolio of various exploration and development stage critical minerals projects located in Canada and Namibia.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements:  This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	ir@snowlakelithium.com
fw@snowlakelithium.com